Hard Creek Nickel Corporation
Consolidated Financial Statements
(Unaudited – Prepared by Management)
September 30, 2009

Consolidated Balance Sheets	Statement 1

Interim Consolidated Statements of Loss and Comprehensive Loss	Statement 2

Interim Consolidated Statements of Deficit	Statement 3

Interim Consolidated Statements of Cash Flows	Statement 4

Notes to Interim Consolidated Financial Statements

Consolidated Schedule of Deferred Exploration and Development Costs	Schedule 1

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
(Unaudited – Prepared by Management)

ASSETS
	September 30, 2009	December 31, 2008
CURRENT
Cash and cash equivalents	$1,638,068	$4,125,235
Recoverable taxes	26,440	28,286
Mining tax credits (Note 8)	2,222,020	2,222,020
Prepaid expenses	36,714	53,486
	3,923,242	6,429,027

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $71,966 (2008: $59,058)	56,064	68,585
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	26,534,970	24,771,994
	$30,881,676	$31,637,006

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$208,285	$172,741

FUTURE INCOME TAXES (Note 8)	376,703	376,703
	584,988	549,444
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,562,338	39,562,338
CONTRIBUTED SURPLUS (Note 5)	4,429,793	4,363,875
DEFICIT	(13,695,443)	(12,838,651)
	30,296,688	31,087,562
	$30,881,676	$31,637,006

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

ADMINISTRATIVE EXPENSES
Amortization	$4,303	$5,408	$12,908	$15,234
Consulting	-	30,594	5,800	135,668
Consulting – stock-based (Note 6)	-	-	-	57,005
Directors’ fees (Note 6)	6,000	-	18,000	-
Office and general	66,150	130,810	238,201	292,868
Investor relations	19,428	168,671	127,113	494,411
Investor relations – stock-based	-	55,872	6,045	174,552
Legal and audit	21,627	75,988	175,366	140,346
Management fees (Note 6)	66,000	33,000	198,000	95,500
Management fees – stock-based (Note 6)	-	9,967	33,905	183,122
Property evaluation	-	-	-	7,267
Property impairment	-	-	6,527	-
Salaries and benefits	6,717	11,742	25,349	35,709
Salaries and benefits – stock based	-	1,993	315	36,573
Travel and promotion	3,373	52,646	27,876	85,371

LOSS BEFORE OTHER INCOME	193,598	576,691	875,405	1,753,626

OTHER INCOME
Interest and other	(1,809)	(14,950)	(18,613)	(396,070)

NET AND COMPREHENSIVE LOSS	191,789	561,741	856,792	1,357,556

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	60,370,592	60,370,592	60,370,592	60,300,154

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Interim Consolidated Statements of Deficit
(Unaudited – Prepared by Management)

	Three Months	Nine Months	Nine Months	Nine Months
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
DEFICIT, BEGINNING	$13,503,654	$11,676,199	$12,838,651	$10,880,384
NET LOSS	191,789	561,741	856,792	1,357,556
DEFICIT, ENDING	$13,695,443	$12,237,940	$13,695,443	$12,237,940

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

OPERATING ACTIVITIES
Net loss	$(191,789)	$(561,741)	$(856,792)	$(1,357,556)
Non cash items
– amortization	4,303	5,408	12,908	15,234
– property impairment	-	-	6,527	-
– stock-based compensation	-	67,832	40,265	451,252

	(187,486)	(488,501)	(797,092)	(891,070)
Change in non-cash working capital	(111,201)	(240,483)	54,162	87,004

	(298,687)	(728,984)	(742,930)	(804,066)

INVESTING ACTIVITIES
Purchase of office and exploration
equipment	-	-	(387)	(36,188)
Exploration and development costs	(725,272)	(1,514,829)	(1,743,850)	(3,601,674)

	(725,272)	(1,514,829)	(1,744,237)	(3,637,862)

FINANCING ACTIVITIES
Proceeds from share issuances, net of
issue costs	-	-	-	70,000

	-	-	-	70,000

NET DECREASE IN CASH AND CASH	(1,023,959)	(2,243,813)	(2,487,167)	(4,371,928)
EQUIVALENTS

CASH AND CASH EQUIVALENTS,	2,662,027	7,579,799	4,125,235	9,707,914
BEGINNING OF PERIOD

CASH AND CASH EQUIVALENTS,	$1,638,068	$5,335,986	$1,638,068	$5,335,986
END OF PERIOD

Supplementary Information
Cash paid for income tax	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$42,068	$289,986	$42,068	$289,986
Guaranteed Investment certificates	$1,596,000	$5,046,000	$1,596,000	$5,046,000

Non-cash transactions:

2008
Warrants were re-priced with an estimated fair value of $426,700, these warrants were previously related to brokered private placements in 2007

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
September 30, 2009

1.		NATURE OF OPERATIONS

The Company is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. The Company is in the process of exploring and evaluating its mineral property interests.

2.		CHANGES IN ACCOUNTING POLICIES

As of January 1, 2009, the Company is required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard does not have any material impact on the Company’s financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)
In 2006, the Accounting Standards Board of Canada (“ACSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The ACSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping study and is in the process of reviewing the impact of this initiative on its financial statements.

3.		SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), the more significant of which are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated.

b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black-Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, reporting of tax credits and future income taxes. Financial results as determined by actual events could differ from those estimates.

f)	Future income taxes

The Company follows CICA Handbook Section 3465, “Income Taxes” in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

g)	Risk Management

The Company is engaged primarily in mineral exploration and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to mineral exploration. In management’s opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity. However, there is no certainty that all environmental risks can be addressed.

The Company is not exposed to significant credit concentration risk, interest rate risk or foreign exchange risk.

h)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

i)	Share capital – Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same period.

j)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interest related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company’s resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

k)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

l)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

m)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

n)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

o)	Financial Instruments

The Company follows the CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash, recoverable taxes, mining tax credits, accounts payable and amounts due to related parties. Cash, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes and mining tax credits are classified as loans and receivables. Accounts payable and amounts due to related parties, which are measured at amortized cost, are classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the nine months ended September 30, 2009 and the year ended December 31, 2008, the Company has no derivatives or embedded derivatives.

p)	Comprehensive income

The Company follows CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income.

4.	INTEREST IN MINERAL PROPERTIES

Turnagain property acquisition costs and terms are as follow:

	September 30, 2009	December 31, 2008
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the nine months ended September 30, 2009, the Company incurred costs totalling $1,767,792 (2008 -$3,663,116) (Refer to Schedule 1).

In March 2006, the Company acquired by staking the Lunar property located Southeast of the Turnagain property. These claims were allowed to lapse during the first quarter of 2009, as a result, the Company wrote down the $6,527 of costs incurred to $Nil. (Refer to Schedule 1).

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the nine months ended September 30, 2009, the Company incurred costs totalling $1,711 (2008 -$7,441) (Refer to Schedule 1).

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	September 30, 2009		December 31, 2008
	Number of		Number of
	Shares	$	Shares	$
Issued and outstanding:

Balance, beginning of year	60,370,592	39,562,338	60,220,592	39,434,113
Private placements, net of costs	-	-	-	-
Exercise of options	-	-	150,000	128,225
Exercise of warrants	-	-	-	-
Future income taxes on renounced flow-	-	-	-	-
through expenditures

Balance, end of year	60,370,592	39,562,338	60,370,592	39,562,338

2009 share transactions:

There were no transactions during the nine months ended September 30, 2009.

2008 share transactions:

During the year, 150,000 share purchase options were exercised for total cash proceeds of $70,000. The Company previously allocated $58,225 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company’s stock option activity is as follows:

	September 30, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	5,200,000	$0.96	4,595,000	$1.05
Granted	1,940,000	0.30	1,795,000	1.00
Exercised	-	-	(150,000)	0.47
Cancelled/Expired	(2,022,500)	0.83	(1,040,000)	1.20
Balance, end of period	5,117,500	$0.84	5,200,000	$0.96
Exercisable, at end of period	4,917,500	$0.84	4,860,500	$1.05

During the nine months ended September 30, 2009, the Company granted a total of 1,940,000 stock options to consultants and employees. The stock options were determined to have a fair value of $59,801 or $0.03 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair value recognized in the statement of loss and comprehensive loss was $34,220 for the nine months ended September 30, 2009. During the nine months ended September 30, 2009, $25,581 was capitalized to mineral property interests.

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were determined to have a fair value of $488,454 or $0.27 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. The fair value is to be recognized in the statement of loss and comprehensive loss at $270,079 and $6,078 for the years ended December 31, 2008 and 2009. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2009	2008

Risk-free interest rate	3.50	2.80

Dividend yield	0%	0%

Volatility factor	70%	64-88%

Expected option life	5 Yrs.	2-5 Yrs.

The following stock options were outstanding at September 30, 2009:

Number of Shares	Exercise Price	Expiry Date

160,000	1.00	January 7, 2010
10,000	0.60	May 10, 2010
150,000	0.75	May 19, 2010
810,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
32,500	2.80	May 29, 2012
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012
270,000	1.00	April 1, 2013
650,000	1.00	June 27, 2013
310,000	1.00	July 22, 2013
1,930,000	0.30	February 17, 2014
5,117,500

As of September 30, 2009, 4,917,500 stock options have vested and 200,000 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 3.25 years and 1.43 years, respectively.

Share Purchase Warrants:

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	September 30, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	2,719,802	$0.30	3,373,689	$2.96
Issued	-	-	-	-
Exercised	-		-	-
Expired/Cancelled	-	-	(653,887)	2.80
Balance, end of year	2,719,802	$0.30	2,719,802	$0.30

The following share purchase warrants are outstanding at September 30, 2009:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$ 0.30	May 22, 2010
10,000	0.30	May 29, 2010
2,719,802

The weighted average remaining life of all outstanding share purchase warrants is 0.64 years.

During the year ended December 31, 2008, the Company re-priced the 2,719,802 warrants to $0.30 and extended the warrant exercise periods to May 22 and May 29, 2010 respectively. Management determined the incremental fair value of the re-priced warrants to be $426,700 using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.80
Dividend yield	0%
Volatility factor	89%
Expected option life	1.5 Yrs.

Contributed Surplus:

Changes to the Company’s contributed surplus are summarized as follows:

	September 30, 2009	December 31, 2008

Balance, beginning of year	$4,363,875	$3,465,667
Stock-based compensation	65,918	529,733
Increase in fair value of re-priced warrants	-	426,700
Stock options and warrants exercised	-	(58,225)

Balance, end of year	$4,429,793	$4,363,875

6.	RELATED PARTY TRANSACTIONS

During the first nine months, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	September 30, 2009	June 30, 2008

Geological and project management services	$112,500	$147,600
Directors’ fees	18,000	-
Management fees	198,000	62,500
Stock-based compensation	44,693	173,155
	$373,193	$383,255

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties representing management’s estimate of fair value for the services provided.

7.	FINANCIAL INSTRUMENTS

Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

8.	CAPITAL MANAGEMENT

The Company identifies capital as cash and cash equivalents and accounts receivable that is expected to be realized in cash, The Company raises capital through private and public share offerings and by related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources .

The company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions.

9.	SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company granted a total of 930,000 stock options to directors, employees, and consultants at an exercise price of $0.35 and a term of 5 years.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Nine Months Ended September 30, 2009

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	September 30,
	2007	2008	2008	2009	2009

Assays and testing	$1,826,879	$159,009	$1,985,888	$23,918	$2,009,806
Claims renewal /Staking	390,542	25,660	416,202	3,404	419,606
Drilling	11,608,381	800,333	12,408,714	18,393	12,427,107
Environmental studies	476,712	534,141	1,010,853	89,250	1,100,103
Exploration data management	714,964	89,121	804,085	69,299	873,384
First Nations	-	21,835	21,835	70,092	91,927
Geochemistry	80,971	19,985	100,956	24	100,980
Geological services	4,063,269	1,460,399	5,523,668	668,598	6,192,266
Geophysical services	610,315	76,468	686,783	15,300	702,083
Metallurgy	1,048,976	583,696	1,632,672	573,012	2,205,684
Petrographic work	36,319	7,638	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	895,555	240,581	1,136,136	105,148	1,241,284
Transportation	1,675,129	486,829	2,161,958	133,065	2,295,023
Write down property	(68,158)	(44,662)	(112,820)	(6,527)	(119,347)
BC refundable mining tax credits	(1,566,304)	(983,320)	(2,549,624)	-	(2,549,624)
Federal non-refundable
mining tax credits	-	(605,284)	(605,284)	-	(605,284)

	$21,899,565	$2,872,429	$24,771,994	$1,762,976	$26,534,970